UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

HEWITT ASSOCIATES, INC.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

John M. Ryan

Hewitt Associates, Inc.

100 Half Day Road

Lincolnshire, Illinois 60069

Tel. No.: (847) 295-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:    ☐

SCHEDULE 13D

1	NAME OF REPORTING PERSON. Each of the persons identified on Appendix A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America unless otherwise listed on Appendix A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 43,833,211 Covered Shares held by Covered Persons(1) 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,833,211 shares of Class B Common Stock(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.0%
14

TYPE OF REPORTING PERSON

IN as to persons listed in Appendix A under caption “Individuals”; OO as to persons listed in Appendix A under captions “Trusts” and “Limited Liability Companies”; PN as to persons listed in Appendix A under caption “Partnerships”; CO as to persons listed in Appendix A under caption “Corporations”.

(1)	Please see Item 2 for definitions
(2)	Each Covered Person disclaims beneficial ownership of all shares of common stock held by any other Covered Person.

APPENDIX A

Name of Reporting Persons

Individuals	Citizenship (United States unless otherwise indicated)
Abazoris, Norman V.
Ablin, Marlene Joyce
Abosch, Kenan Seth
Acker, Peter David
Adams, Judith
Adams, Mark J.
Africk, Caryn
Alexander, Jane F.
Anand, Sanjiv Krishan
Anderson, Bradley A.
Anderson, John L.
Anderson, Linda L.
Arbaugh, Karl E.
Argue, J. Gordon	Canada
Arian, Mark David
Baggett, Jeffrey L.
Bagin, Erik
Baird, Elizabeth A.
Baird, Elizabeth as Custodian
Baird, Sharon J.
Baird, Nathaniel T
Baldwin, Bettye	Puerto Rico
Baloun, James
Balthazor, Patricia Joan
Barnes, Karen A.
Barry, Joseph Gerard
Barth, Jeffrey
Barylak, Gretchen Karol Lund
Basofin, Richard
Bassick, E. Webb
Baumruk, Raymond W.
Bausch, John J.
Beauregard, Thomas R.
Belmonte Jr., Frank
Beneteau, Robert J.	Canada
Bennett, Peter L.	United Kingdom
Bennett, Jane H.	United Kingdom
Bennett, Brandon W.
Bennett, Michael John	Australia
Bentson, Margaret A.
Bernsee, Robert W.
Bernstein, Z. Samuel
Bialek, Joseph G.

Bicos, Sandy
Biersack, Donna Marie
Biggins, Peter
Billard, Lisette
Blasco, Guido	Italy
Blecher, Maurice David
Bloomer, James
Boden, Beth
Boerner, Peter R
Bollert, Duane C.
Borchert, Timothy John
Borgman, Peter J.
Boulter, David
Bourquin, Francis	Switzerland
Brab, Regina
Bradford, Timothy M
Bradley, Scott
Brandorff, Perry O.
Brost, David
Brovich, Christopher
Brown, J. Allan	Canada
Bruce, William C.
Bruner, Jack E.
Bryant, Ronald Victor
Bueltmann, Ann N.
Buesing, William R.
Burke, Patrick J
Burmeister, Monica M.
Butterworth, Thomas C
Byrd, Jeffrey W.
Byron, Linda	Canada
Caffarelli, Brian Thomas
Cahn, David M.
Camferdam, Steven Robert
Campbell, Daniel J.
Campbell, Robert B., Jr.
Campbell, Robert C.
Campbell, Stephen E.
Carey, Douglas J.
Carlson, Thomas D.
Carnegie, Jerry Y
Carracher, Nancy O.
Carroll, Annette Rosinski
Carswell, Thomas A
Carter, Gary L.
Cartolano, Curtis M.
Casmer, David M.
Certain, Stephanie L
Chambers, Sandra Ann Miller

Christiansen, Christofer
Clarke, Brenda A.
Clarke, Michael
Clemens, Thomas P.
Clymer, Jeff
Cochran, William R.
Cochrane, Martha J.
Cole, Ray
Coletto, Nancy
Collura, Kathryn Jean
Conilh de Beyssac, Thierry	France
Connolly, Amy C.
Connolly, Sean
Connolly, C. Lawrence, III
Cook, Sandra Lee
Coolley, Nancy E.
Coppock, Melissa Shirk
Coppock, Steven M.
Corcoran, Maureen Ann
Corne, Yves	Belgium
Cornwall, Lynn
Corvette, Gail H
Crandell, Bradford E
Crawford, Neil M.	Canada
Cromer, Richard B
Crowley, Sue
Crowley, William A
Currie, Katharine Claire
Dahm, Joanne
Dale, James
Darbyshire, Paula R
Datta, Sumer	India
Davids, Kristin Marie
Davids, Richard W
Deacon, Faye A.
Deasey, John J.
DeCanniere, Dan
Decker, Julie
DeGregorio, Susan M.
DeKeyzer, Johan
Delahanty, Edward L
DeLuca, Linda L.	Canada
Denlinger, Kurt
Dephtereos, Marjorie B.
Desenis, Judith M.
Detmer, Edward J.
Dhingra, Gautam
Dickmann, Karen M.
Diemer, Richard L
Dixon, William E.

Dodd, Kathryn M.
Dodd, Robert M
Doege, Paul R
Dolan, Elizabeth M.
Dolezal, Craig
Doucette, Joseph J..
Doucette, Stephen F.
Doyle, Bryan Joseph
Duncan, William Bradley
Dunlap, Robert A.
Durbala, Michael R.
Dutton, Leslie	Canada
Eads, Jack W.
Eaker, Robert Charles
Earle, Thomas Warren
Eavenson, William T.
Eberlein, Dianne Lynn
Eddington, Thomas L.
Edelstein, Carol M.
Eeckman, Philippe	France
Egan, Peter S
Eikenberg, Darcy Lee
Elder, Joni Lee
Evans, John M
Ewing, Larry R
Fahling, Gerald O.
Fanning, J. Mark
Fastman, Bernardo Alberto	Argentina
Ferreri, James P
Finan, Lois C.
Fischer, Charles
Fisher, Enrique A
Fixmer, Gale J.
Fixmer, John P
Flint, Tom F.
Forsberg, Michael S.
Fortosis, David C.
Fox, Roberta D.
Francey, Claude	Switzerland
Franco, Edward E. V.
Franke, John T.
Freedman, David	United Kingdom
Freundt, James F.
Friedes, Peter E
Friese, Lainchen M.
Fry, Brian V.
Fry, Lisa Anne
Furer, Burkhard	Germany
Futterman, Ronald Alan
Gallo, Sabina V.
Gandossy, Robert P.
Gang, Barry S

Gangloff, Sabine	Germany
Garabedian, Thomas J.
Gardner, John D.
Gayda, Joseph J
Gayley, John K.
Ghiulamila, Anne-Laurence	France
Gibbons, Michael
Gifford, Dale L
Gordon, Julie Starkman
Gordon, Mark K.
Goudriaan, Robert	Netherlands
Graham, Michael Eugene
Grant, Philip D.
Gray, Guy Earl
Gray, Stephen Michael
Grayson, Valerie A.
Greenbaum, David
Greene, William H.
Gregory, C. William
Gretzinger III, Ralph E
Guagliardo, Nicolo
Gubitosi, Alan
Gubman, Edward Lee
Guthman, Michael A
Halaburt, Thomas L.
Halleen, Steven J.
Hallen, Christian Eric
Halliday, Timothy	United Kingdom
Halperin, Frederic
Hancock, Kip K.
Hand, Janice S.
Hanlon, Charles E.
Hansen, Michelle Elaine
Harlow, Carole Jean
Harris, Anne M.
Harvey, James J.
Hasbargen, Donald W
Haugen, Peter J.
Hauser, Brenda
Hauser, Linda S.
Hauser, Thomas J.
Haverick, David R.
Hazen, Mary Judd
Healy, Christopher R.
Heiring, Gayle A., as custodian
Heiring, George W
Heiring, Paul W., as custodian
Heiring, Steven L., as custodian
Henderson, Don Berwell
Hernandez, Javier
Hessler, Donald R
Higginbotham, Stanley Lamar
Hiles, Andrew H.

Hilgenberg, Timothy S
Hill, Michael R.
Hinman, Richard C.
Hirano, Robin Miller
Hochberg, Renee F.
Hoerger, Susan Yarosh
Hogg, Barbara J
Holland, Daniel J.
Holland, Kimberly
Holscher, Carsten	Germany
Hoos, John O
Horton, Michael D
Howes, Paul D.
Howlett, Catherine
Hoyal, Mark Lawrence
Hughey, Thomas M
Hunt, David
Hurst, Linda S.
Hutson, Richard W
Huxsaw, Lynne
Hyman, Jeffrey S.
Irion, Brian P.
Irons, Neil	Belgium
Irwin, Barbara Jane
Istnick, Robert L
Jacobs, Ari N.
Jagla, Julie
James, Alison A
James, Ken E
James, William R.
Jarrett, Thomas Mark
Jeffay, Jason
Jensen, Phillip Claude
Johnson, Robert F.
Johnston, Michael L.
Jones, Allen F.
Jones, David B.
Jones, J. Michael
Jones, Michael B
Jones, Richard E.
Jones, Ronald A
Jost, Michael G
Kaberon, Daniel Adam
Kairey, Mindy
Kaiser, Marc Steven
Kann, Raymond
Kantor, Richard Geza
Kapahi, Naveen	Canada
Kaplan, Tilda Jarolim

Kars, Jan	Netherlands
Kellogg, Gail V.
Kelly Jr., Vincent J.
Kelly, James William
Kenney, Suzanne M.
Kerpan, James P
Kieley, John
Kimler, Brad
Kincaid, Maureen A.
Kinsley, Heather R.
Klein, Jeffrey
Klonoff, Jeffrey Allen
Knox, Christine M.
Kohlbry, Kathleen M.
Kolb, John
Konieczny, James R.
Koo, James	Canada
Kopec, Albert
Koralik, Susan K.
Kordus, Claude
Kozak, Gregory J.
Krause, Debra W.
Kriegh, James A
Laketek, Maryann
Lally, Jane F.
Lamp, Cory Christopher
LaSorte, Joseph A.
Laspisa, Esther Kaplan
Laufer, Jacques
Laugharn, Gary
Lawrence, Simon	United Kingdom
Leckie, Annette Schnack
Lee, Michael R.
Lee, Steven G.
Leighton, Stephen M
Leister, Kellen
Leone, Robert J.
Levin, Howard J.
Leyendecker, Mary A.
Lima, Jean-Charles	Canada
Lindberg, Kenneth W
Lindquist, Judith A.
Livsey, Frank	Canada
Lloyd, Ronald Rhys	Canada
Lucey, Richard J
Lui, Cheryl M.
Lynch, John C.
Makuck, Brian D.
Maskaleris, Elias R.
Mason II, William L.

Mateja, Linda L.
Mathews, Donna M
Mathews, Donna M as custodian for Leslie Anne Mathews
Mathews, Donna as custodian for Lindsey C. Mathews
Matson, Stephen A.
Mattingly, Sharon	United Kingdom
Maurer, Otto
McArdle, Frank B.
McCane, Steven William
McDonald, Danielle R.
McFall, Daniel F.
McGhee, James W.
McGill, Patrick Lyman
McGough, James C
McGuire, Francis Xavier
McKay, Robert J	Canada
McRae, Lisa Ann Smedstad
Mercado, Orlando	Puerto Rico
Meshboum, Stuart
Messick, Scott E.
Meuse, James David
Miller, Lisa	United Kingdom
Miller, Lori L.
Millson, Scott A.
Milo, Scott Vincent
Minner Jr., Donald
Mitchell, Laurie Leilani
Mittelbrun, John W. as custodian for John W. Mittelbrun, Jr.
Mittelbrun, Theresa D.
Mittelbrun, Theresa D. as custodian for John W. Mittelbrun, Jr.
Mitter, Mark T.
Moody, Richard L
Moore, Bradley C
Moran Jr., John
Moreland, Mary K.
Morgan, Pamela Dale
Morris, Peter J.
Moses, John D.
Mott, Thomas Robert
Muench, Carol
Muirhead, Peter	Canada
Munn, Jeffrey
Munn, Jeffrey as custodian for Taylor Munn
Munn, Sally
Murphy, Blake Potter
Murphy, Michael J.
Murray, Mark Andrew
Murray, Philip E	United Kingdom
Nelson, James E.
Nelson, Mark Andrew

Nerheim, Lori A
Neville, Thomas
Newton, Christopher Mark	Canada
Nichols, Richard C.
Nolen, Tanya Flourney
Nunes, Jane Ann
O’Connor, John R.
O’Meara, Robert J
O’Regan, Thomas J
Ornt, Yvonne Gatcheff
Osborn, Jacqueline
Oshima, Mark Masao
Osicka, Charles J
Osrin, Lilian T.	United Kingdom
Osrin, Neville P	United Kingdom
Owens, Kevin
Ozark, James G
Padfield, Mark R.
Padula, Matthew D.
Paine, Thomas H
Pallerino, Nancy
Palmer, Christopher S
Papantonis, Perry C.
Papier, Jonathan M	United Kingdom
Parfitt, Mary Ann
Parker, T. Alan	Australia
Parrish, Norman W.
Patrick, Andrew
Patrick, Elaine
Patrick, Rodger R
Patrick, Victor
Pellettieri, Karen M.
Penter, Robert L.
Perrine, Nicole
Peterson, Alison Ann
Peterson, E Scott
Peterson, Larry W.
Peterson, Steven W.
Pierce, David
Pinzur, Laurence A.
Piro Jr., John D.
Pogue, Thomas A.
Polk, Mary Ann
Pontello, Leslie B.
Pooley, Joanne	Canada
Powell, Lowell
Powers, Michael J.
Prange, Sue L.
Pratscher, Gary W.
Primmer, Roger L.
Prospect, Theodore A.

Puciaty, Anton J
Pulliam, William R
Purtell, Jocelyn Patrice
Quenan, Patrick W.
Rackey, David A.
Raffety, David Keith
Ramsey, E. Stephen
Ready, Robert D
Reichenbach, Lee Donna
Reschke, Karin	Germany
Rhodes, Wendy S.
Rieger Jr., Leon
Ripp, Jeanette M
Riva, Katia	Italy
Robb, Marybeth C
Roberts, John Cecil
Robison, R. Jack
Roch, Thomas F
Roettig, Paul	Austria
Romanchek, Robert A.
Romweber, Jane T.
Roof, Timothy C.
Roque, Francisco A.
Rosmarin, Douglas J
Rosow, Laura
Rosow, Stanley M
Ross, Peter E.
Rubin, Daniel J.
Rumzis, Edward D.
Rushin, James J.
Ruth, Linda Cushman
Ruth, Lloyd
Ryan, Duffy
Ryan, John M.
Ryan, Michael John
Sales, Mary E.
Sanborn, Peter A.
Sanders, John B.	Canada
Santos Jr., Alberto
Santos, Alberto Dr.
Santos, Anastacia
Santos, Lane Johanna Jaeckle
Santos, Miguel Antonio
Sarrazin, Eric	France
Sartain, Keith T.
Sawyer, Eileen C.
Schardt, Michael Alan
Schaus, Stacy L.
Scheele, Christopher S.
Scheele, Teresa L.
Scheffel, Elizabeth J.

Schippers, Norman
Schippers, Sandy
Schlachtmeyer, Albert S
Schlachtmeyer, Laura
Schlachtmeyer, Melissa
Schmitt, Kyle A.
Schmitz, Thomas L.
Schnoenenberger, Vitus	Switzerland
Schultz, Michael D.
Schwartz, Jan E
Schwartzman, Ted J.
Schwehr, Mark D.
Scott, William
Seim, Sharon
Seltz, Christine A.
Shafer, Paul M.
Shakeel, Mazen A.	Canada
Shapira, Allan	Canada
Sharp IV, Frederick Inman
Shaul, Matthew
Shelton, Kenneth A.
Shepherd, Janet E.
Sher, Fred C
Shillingburg, John Douglas
Shimizu, Tomo	Japan
Shipman, Don R.
Silva, Anthony A.
Simmermaker, Jordan L.
Smith, Bradley
Smith, Eddie C.
Sneden, William M.
Soja, Richele A
Sorensen, Michael
Sorrentino, Anthony S
Spacapan, Kevin Lee
Spangrud, Mark J.
Sperling, Rosalyn M.
Sperling, Kenneth L.
Stanar, Thomas J
Steinberg, Allen Terry
Steinberg, Mona Jill
Stewart, Curtis W
Stifter, Jeredith W
Stiroh Jr., Bernard J.
Stock, Mary C.
Strecker, Jefferson Lee
Sural, Brenda J.
Swanson, Mark A.
Swinehart, Kathy Lea
Sze, Michael

Tagge, Rosemary E
Tate, Robert
Tatsuguchi, Nancy M
Tenner, Leonard R.
Thomann, Daniel	Switzerland
Thomas, Sean W.
Thompson, Greggory R.
Thompson, Theresa
Thorpe, Elizabeth Patrick
Tobin, Harold B.
Toivari-Case, Carrie Marie
Tompkins, John C	Canada
Toth, Frederick Carter
Trahan, Daniel C.
Trahan, Susan R.
Trahan, Thomas M.
Trahan, Uraiwan
Trahan, Michael Lee
Tucker, Larry John
Twery, Scott Craig
Ubelhart, Mark C
Vaccari, Margee S.
Vaccari, Thomas S.
Valentine, Lawrence V.
Vandersanden, Robert	Canada
VanThournout, Richard A.
Veit, Anne A
Verseman, David W.
Virmani, Ravi	India
Visus, Deborah A.
Vlajkovic, John
Vogrich, Robert M.
Wagner, Francis H. T.
Wagner, William P as custodian for Katie Wagner
Wagner, Stephen B
Wallace, John J
Wardner, Julie A.
Watkins, Eric M.
Watson, Laura M
Waymel, Colleen Austin
Waymel, Raymond J.
Weaver Jr, Pearce R.
Weaver, Trinda N.
Weaver, Dorothy J.
Weinberg, Robert
Welkie, Robert Steven
Wermeille, Francoise	Switzerland
Westervelt, Arthur Lee
Westwood, Jerry R
Whinfrey, Judith A.

Whitney Jr., Mark S.
Wilen, Robert E.
Wille, David J.
Williams, Jonathan David	Australia
Wilson, Gerald I
Wilson, Jerry F.
Winkler, Kerstin
Winston, Rebecca L.
Wise, Christi Rager
Witkowski, Wayne E.
Woldridge, Scott M.
Wolf, James K
Wood, Thomas E
Wooding, Shelley A.	Canada
Woodrum, James D.
Wright, Michael B.
Wright, Peter
Wunsch, Gerald E.
Yamamoto, Dale H
Yezzi, Anthony P
Young, William G.
Zadell, William R.
Zielke, Elizabeth K.
Zimmer, Jane E
Zimmerman, Ross
Zurek, Colleen A.

Trusts	Place of Organization
Annette S. Leckie 2003 Revocable Trust	Massachusetts
C. Lawrence Connolly III 2004 Irrevocable Trust	Illinois
C. William Gregory Trust	Florida
Cangelosi/Gallo Family Trust	California
Carole J. Harlow 1994 Trust	California
Charles Fischer Declaration of Trust	Illinois
Christopher R. Healy Declaration of Trust	Illinois
Crystal Cove Revocable Trust	California
Daniel J. Rubin Trust	Illinois
David L. Hunt Revocable Trust	Connecticut
Edward L. Delahanty 2002 Flite Trust	Florida
Esther K. Laspisa Revocable Trust	Illinois
Ewing Trust Agreement	California
Francis B. McArdle Revocable Living Trust	Maryland
Francisco A. Roque 1999 Living Trust	Illinois
James E. Nelson Irrevocable Trust	Florida
James E. Nelson Irrevocable Trust of 2004	Florida
James G. Ozark Trust	Illinois
Jerry R. Westwood Trust	Illinois
John and Sue Prange Trust	California
John C. Roberts and Angela M. Roberts Revocable Trust	Arizona
John Hoos Revocable Trust	Illinois
John M. Ryan Revocable Trust	Illinois

Kann Family Trust	California
Kathleen M. Trahan Revocable Trust	Illinois
KBO Revocable Trust	Illinois
Lawrence J. Laspisa Revocable Trust	Illinois
Leonard Tenner Revocable Trust	Illinois
Linda L. Anderson Trust	Illinois
Luanne Wolff Revocable Trust	California
Mark Douglas Schwehr Florida Intangible Tax Trust	Florida
Mary Lynn Eubanks 1999 Living Trust	Illinois
Maureen Kincaid Trust	Illinois
Michael L. Johnston Declaration of Trust	Illinois
Michael L. Trahan Revocable Trust	Illinois
Renee F. Hochberg Living Trust	Illinois
Richard L. Diemer Revocable Trust	Illinois
Richard W. Davids Declaration of Trust	Illinois
Richard W. Hutson 1998 Irrevocable Trust FBO: Brennan B. Hutson	Illinois
Richard W. Hutson Declaration of Trust	Illinois
Richard W. Hutson Irrevocable Trust Dated FBO Amanda R. Hutson	Illinois
Richard W. Hutson Irrevocable Trust Dated FBO Joseph B Hutson	Illinois
Roberta Tenner Revocable Trust	Illinois
Sara L. LeTourneau Declaration of Trust	Illinois
Shelton Family Trust	California
Smith Family Trust	Arizona
Stanley Rosow Revocable Trust	California
Steinberg Revocable Trust	California
Ted J. Schwartzman Trust	Connecticut
The David Yanis Trust	Florida
The Dorothy J. Weaver Trust	California
The Martha J. Cochrane Declaration of Trust	Massachusetts
The Peterson Family Trust	California
The Richard L. Moody Trust	Illinois
Thomas E. Wood Revocable Trust	Illinois
Thomas Paine and Teresa Norton Revocable Trust	California
TJO Revocable Trust	Illinois
William James Trust	Illinois

Partnerships*	Place of Organization
Buesing Family Limited Partnership, William R. Buesing, General Partner	Connecticut
Robert and Sandra Cook Family Limited Partnership, Sandra Cook, General Partner	Illinois
Franke Investments, L.P., John Terrence Franke, Managing General Partner	Illinois
The TJG Limited Partnership, Thomas J. Garabedian, General Partner	Delaware
Gifford Holdings, L.P., Dale L. Gifford, General Partner	Delaware
Gretzinger Family Limited Partnership, Ralph E. Gretzinger, III, General Partner	Delaware
DJH Investments, L.P., Daniel J. Holland, General Partner	Texas
Hutson Family Limited Partnership, Richard W. Hutson, Trustee under the Richard W. Hutson Declaration of Trust Dated November 6, 1989, General Partner	Illinois
Michael B. Jones Family Limited Partnership, Michael B. Jones, General Partner	Delaware
Kieley Investment L.P. I, John Kieley, General Partner	Delaware
JJJO Partnership, L.P., James G. Ozark and Maureen A. Kincaid, General Partners	Massachusetts
KBAM Ventures, L.P., Maureen A. Kincaid and James G. Ozark, General Partners	Illinois
Levin Family Limited Partnership, Howard J. Levin, Trustee of the Howard J. Levin Revocable Trust, dated September 28, 1994, General Partner	Connecticut
SJM Holdings, L.P., Mark A. Murray, Managing General Partner	New Jersey
Pinzur Limited Partnership, Laurence A. Pinzur, General Partner	Wyoming
Deer Park Limited Partnership, Jocelyn Purtell, General Partner	Florida
SCS Family Limited Partnership, E. Stephen Ramsey, General Partner	Wisconsin

Roch Family Limited Partnership, Thomas F. Roch, General Partner	California
Rosow Family Limited Partnership, Stanley M. Rosow, General Partner	Illinois
Schmitz Family Limited Partnership, Thomas L. Schmitz, General Partner	Illinois
A.C.J.L. Shafer Family Limited Partnership, Paul M. Shafer, General Partner	Delaware
Red Rock West Limited Partnership, Janet E. Shepherd, General Partner	Massachusetts
Wilson Family Limited Partnership, Gerald I. Wilson, General Partner	Illinois

*	Citizenship of each General Partner is United States

Limited Liability Companies	Place of Organization
Share Holdings LLC	Illinois

Corporations*	Place of Organization
Groen Participaties B.V. (controlled by Abraham Groen)	Netherlands
Jungman Participaties B.V. (controlled by Alexander Jungman)	Netherlands
Kraak Participaties B.V. (controlled by Cornelis Kraak)	Netherlands
Middelbos Participaties B.V. (controlled by Robertus Middelbos)	Netherlands
Nagtegaal Participaties B.V. (controlled by Andries Nagtegaal)	Netherlands
VanHooff Participaties B.V. (controlled by Cornelis van Hooff)	Netherlands
VanLeeuwen Participaties B.V. (controlled by Jan van Leeuwen)	Netherlands

*	Controlling shareholders are all Dutch citizens

SCHEDULE 13D

This Amendment No. 4 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this “Schedule”). This Amendment No. 4 is being filed because certain Covered Persons have disposed of Covered Shares.

Item 1. Security and Issuer

This statement relates to the Class B common stock, par value $0.01 per share (the “Class B Common Stock”), of Hewitt Associates, Inc., a Delaware corporation (“Hewitt” or the “Issuer”), having its principal executive offices at 100 Half Day Road, Lincolnshire, Illinois 60069. Hewitt is a global human resources outsourcing and consulting firm.

Item 2. Identity and Background

(a), (b), (c) (f) The cover page to this schedule and Appendix A hereto contain the names of the persons (“Covered Persons”) who beneficially own shares of Class B Common Stock subject to a Stockholders’ Agreement (“Covered Shares”), dated as of July 1, 2003, to which the Covered Persons are parties (as amended from time to time, the “Stockholders’ Agreement”). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Stockholders’ Agreement.

Appendix A hereto also provides the citizenship or place of organization of each Covered Person. Each Covered Person who is an individual (an “Individual Covered Person”) is a professional employed or formerly employed by Hewitt or one of its affiliates or a permitted transferee of such employee or former employee. Each Covered Person who is not an individual (other than Share Holdings LLC (“ Share Holdings”)) is a trust, limited partnership, limited liability company or corporation created for estate planning purposes by a person who is employed or was formerly employed by Hewitt or one of its affiliates and is or was a member of FORE Holdings LLC, formerly Hewitt Holdings LLC (“Holdings” and each such person being referred to as an “owner” or a “Holdings owner”). Each Covered Person listed in Appendix A under the caption “Partnerships” (an “LP Covered Person”) is a limited partnership of which a Holdings owner is the general partner. Each Covered Person listed in Appendix A under the caption “Corporations” (a “Corporate Covered Person”) is controlled by a Holdings owner. The business address of each Covered Person for purposes of this Schedule is 100 Half Day Road, Lincolnshire, Illinois 60069.

(d), (e) During the last five years no Covered Person or, to the best knowledge of the Covered Persons, any executive officer or director of a Covered Person, general partner of an LP Covered Person or person controlling a Corporate Covered Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Covered Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

In connection with Hewitt’s transition to a corporate structure, Hewitt was formed as a subsidiary of Holdings. In May 2002, Holdings transferred all of its ownership interest in Hewitt Associates LLC to Hewitt thereby making Hewitt Associates LLC a wholly owned subsidiary of Hewitt, the Holdings owners (with the exception of retired Holdings owners) became employees of Hewitt and Hewitt issued 70,819,520 shares of its Class B Common Stock, all of which were held of record by Holdings. Each Holdings owner retained an interest in Holdings and an undivided, indirect interest in the shares of the Class B Common Stock held by Holdings on the owners’ behalf. Holdings has distributed the shares of Class B Common Stock to its owners (or to Share Holdings in the case of certain owners resident outside the United States) and all the owners have signed the Stockholders’ Agreement.

Covered Persons may own and may from time to time acquire shares of Hewitt’s Class A common stock, par value $0.01 per share (the “Class A Common Stock”), which are not subject to the Stockholders’ Agreement, for investment purposes. Such shares of Class A Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

Item 4. Purpose of Transaction

Holdings acquired the shares of Class B Common Stock in connection with Hewitt’s transition to a corporate structure and subsequently distributed the shares to its owners as described in response to Item 3. Please see the response to Item 6 for information regarding the rights and obligations of the Covered Persons with respect to the Covered Shares. The Covered Persons may from time to time acquire shares of Class A Common Stock which are not subject to the foregoing restrictions for investment purposes or upon award of Class A Common Stock or options to purchase Class A Common Stock pursuant to Hewitt’s incentive compensation plan. Except as described in Item 6, none of Holdings or the Covered Persons have any plans or proposals which related to or would result in their acquisition of additional shares of Class B Common Stock or any other events described in Item 4(a) through 4(j) of Schedule 13D.

Each Covered Person is expected to evaluate on an ongoing basis Hewitt’s financial condition and prospects and his or her interests in and with respect to Hewitt. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person may at any time and from time to time acquire or dispose of shares of Class A Common Stock and, subject to certain limitations, Class B Common Stock.

Item 5. Interest in Securities of the Issuer

(a) Rows (11) and (13) of the cover page to this Schedule 13D and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of all shares of Class B Common Stock held by any other Covered Person. None of the shares of Class B Common Stock reported in rows (11) and (13) of the cover page to this Schedule are shares as to which there is a right to acquire exercisable within 60 days.

(b) Rows (7) through (10) of the cover page to this Schedule 13D and Appendix A are hereby incorporated by reference. With respect to the Covered Shares subject to the Stockholders’ Agreement, the power to vote Covered Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of all shares of Class B Common Stock held by any other Covered Person.

(c) Except as described on Appendix B, no Covered Person has effected any transaction in the Class B Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stockholders’ Agreement

As a condition to receiving shares of Class B Common Stock in the distribution by Holdings, the Holdings owners entered into a Stockholders’ Agreement whereby the shares received in the distribution would continue to be subject to similar restrictions as when the shares were held by Holdings. Hewitt, Holdings and the Holdings owners or their transferees who received shares of Class B Common Stock in the distribution from Holdings to the owners are parties to the Stockholders’ Agreement.

Shares Covered. The Stockholders’ Agreement covers:

•	all shares of Class B Common Stock and Class C common stock, par value $0.01 per share (the “Class C Common Stock”) beneficially owned by each Covered Person at the time such Covered Person entered into the Stockholders’ Agreement,

•	any shares of Class B Common Stock and Class C Common Stock as to which a Covered Person acquires beneficial ownership after execution of the Stockholders’ Agreement, and

•	any shares of Class A Common Stock as to which a Covered Person acquires beneficial ownership upon conversion of the shares of Class B Common Stock or Class C Common Stock beneficially owned by such Covered Person.

2

Shares of Class A Common Stock acquired by Covered Persons in the open market, upon the exercise of stock options granted pursuant to Hewitt’s incentive compensation plans or upon the grant of shares pursuant to such plans will not be subject to the Stockholders’ Agreement.

Transfer Restrictions. The Stockholders’ Agreement contains restrictions on transfer whereby each Covered Person who is an owner or transferee of an owner will be subject to the transfer restrictions described below. Such Covered Persons are referred to as “Owner Covered Persons.” Each Owner Covered Person may not transfer prior to June 26, 2006 any “goodwill shares” (defined below) beneficially owned by such Owner Covered Person which are still subject to the book to market phase-in discussed below.

Book to Market Phase-in. If a Holdings owner’s employment with Hewitt terminates (other than as a result of an owner’s retirement (subject to certain criteria), death or disability) within four years of Hewitt’s initial public offering (which occurred on June 27, 2002) and before the owner reaches the age of 55 with ten years of service with Hewitt, the number of shares held by the owner will be reduced. The shares held by a terminated owner which may be subject to reduction are referred to as “goodwill shares.” Upon completion of Hewitt’s initial public offering, there were approximately 55,600,000 of such shares. The reduction in the number of goodwill shares is a function of the then current book value and market value of the shares and is calculated according to the formula described below. Book value of Hewitt’s Class A Common Stock will be determined as of the end of the immediately preceding fiscal quarter for which Hewitt has reported financial results and market value of Hewitt’s Class A Common Stock will be determined based on the average closing sale price of Hewitt’s Class A Common Stock as quoted on the New York Stock Exchange for the five trading days preceding the date of termination.

Specifically, on each anniversary of the initial public offering, if a Holdings owner is one of Hewitt’s employees on that date, such owner’s entitlement to a portion of the goodwill shares will increase, as follows, from book value to market value.

	Entitlement to goodwill shares at book value	Entitlement to goodwill shares at market value
On or prior to June 27, 2003	100%	0%

On or after June 27, 2003 to June 26, 2004	75%	25%

On or after June 27, 2004 to June 26, 2005	50%	50%

On or after June 27, 2005 to June 26, 2006	25%	75%

On or after June 27, 2006	0%	100%

As to any goodwill shares that a Holdings owner is entitled to receive at market value, such shares will not be subject to surrender by the owner. As to any goodwill shares that an owner is entitled to receive at book value, an owner will surrender a number of shares having an aggregate market value equal to the difference between the market value and the book value of such shares. The surrendered shares will be reallocated to the remaining Holdings owners.

If a Holdings owner who is at least 52 years of age and who has been an owner for at least ten years provides twelve months’ prior written notice of intent to retire to the board of directors, such owner will be eligible for a special retiree formula as to entitlement to goodwill shares. Such formula considers the age of the individual and the number of years that person has been an owner. Depending on the combination of these factors, such person would be entitled to between 82% and 100% of his or her goodwill shares at market value at that time. Hewitt’s Chief Executive Officer, Mr. Gifford, has agreed to waive any enhanced rights to goodwill shares at market value due to retirement prior to June 27, 2006, unless his retirement is initiated by Hewitt’s Board of Directors.

3

In the event of a Holdings owner’s death, the estate of such owner will be entitled to 100% of the goodwill shares at market value. In the event of an owner’s disability, the owner will continue to be treated as an active employee during the disability.

Voting. The Stockholders’ Agreement provides that prior to any vote of Hewitt’s stockholders, a separate, preliminary vote of all of the Covered Shares owned by the Covered Persons will be held. All of the Covered Shares will then be voted in accordance with the vote of the majority of the votes cast in the preliminary vote. The preliminary vote will be administered by the stockholders’ committee designated in accordance with Hewitt’s Amended and Restated Certificate of Incorporation. Notwithstanding the foregoing, in elections of directors, all Covered Shares owned by Covered Persons will be voted in favor of the election of those persons receiving the highest number of votes cast in the preliminary vote.

Term. The Stockholders’ Agreement continues in effect until the first to occur of the termination of the Stockholders’ Agreement by the affirmative vote of the holders of a majority of the Covered Shares, such time as the Covered Shares represent less than 10% of Hewitt’s issued and outstanding shares of common stock, or June 27, 2022. Covered persons are bound by the terms of the Stockholders’ Agreement for as long as they hold Covered Shares. Any termination of the book to market phase-in provisions would require the approval of the majority of Hewitt’s independent directors.

Waivers and Amendments. The executive committee of Holdings may waive the transfer restrictions for any reason it deems appropriate. Any waiver or amendment to the book to market phase-in provisions requires the approval of Hewitt’s independent directors.

Subject to the foregoing paragraph, the provisions of the Stockholders’ Agreement may generally be amended or waived by the affirmative vote of the holders of a majority of the Covered Shares. However, any waiver or amendment materially affecting Hewitt’s rights or obligations or the rights or obligations of either of the stockholders’ committee or the executive committee of Holdings requires the approval of the entity so affected.

Effects of Change in Control. Following the consummation of a change in control of Hewitt, the transfer restrictions applicable to Owner Covered Persons and the voting provisions discussed above will terminate. The book to market phase-in provisions will not be affected by a change in control and will continue to apply with respect to the Owner Covered Person’s shares in the acquiror. However, if a Holdings owner’s employment with Hewitt or the acquiror is terminated without cause within two years following a change in control, the owner will be entitled to all goodwill shares at market value.

4

Minimum Stock Ownership Requirements

Holdings owners are required to hold a minimum number of shares while they are employees of Hewitt. Under the option award agreement for the Holdings owners, each Holdings owner is required to maintain beneficial ownership of at least 25% of such owner’s initial goodwill shares while employed by Hewitt.

Item 7. Material to be Filed as Exhibits

EXHIBIT NO.	DESCRIPTION
A	Stockholders’ Agreement by and among Hewitt Associates, Inc., Hewitt Holdings LLC (n/k/a FORE Holdings LLC) and the Covered Persons signatory thereto dated as of July 1, 2003 (incorporated herein by reference to Exhibit 10.31 to Hewitt Associates, Inc.’s Registration Statement on Form S-3, as amended, Registration No. 333-105560).

5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2005

By:	/s/ David L. Hunt
Name:	David L. Hunt
As Attorney-in-fact

6

Appendix B

Daily Hewitt Sales Range	High	$27.94	$27.97	$27.84	$28.15
	Low	$27.57	$27.61	$27.50	$27.74

Name	Date	8/1/2005	8/2/2005	8/2/2005	8/4/2005
Ablin, Marlene Joyce
Alexander, Jane F.
Anderson, Bradley A.
Anderson, John L.
Arbaugh, Karl E.
Baggett, Jeffrey L.					3,000
Baloun, James					13,000
Barnes, Karen A.					5,000
Barry, Joseph Gerard
Bennett, Brandon W.
Bernsee, Robert W.					10,000
Bernstein, Z. Samuel
Bloomer, James
Brab, Regina
Bradford, Timothy M		5,000	900	4,100	5,000
Brandorff, Perry O.
Bruner, Jack E.
Bryant, Ronald Victor
Cahn, David M.			2,500
Camferdam, Steven Robert
Campbell, Daniel J.
Carlson, Thomas D.
Carroll, Annette Rosinski
Christiansen, Christofer
Clymer, Jeff
Coolley, Nancy E.					10,000
Coppock, Melissa Shirk
Cornwall, Lynn				5,000
Corvette, Gail H
Crandell, Bradford E
Detmer, Edward J.
Dolezal, Craig
Doucette, Stephen F.					5,000
Durbala, Michael R.
Eaker, Robert Charles
Earle, Thomas Warren
Eddington, Thomas L.		2,000		1,675
Edelstein, Carol M.
Egan, Peter S				55,000	40,000
Fisher, Enrique A		2,500
Flint, Tom F.
Fortosis, David C.
Franco, Edward E. V.
Franke, John T.
Futterman, Ronald Alan
Gang, Barry S
Grant, Philip D.
Gray, Stephen Michael

Daily Hewitt Sales Range	$28.48	$28.41	$28.90	$28.98	$28.79	$28.58	$28.85	$29.14	$29.14	$28.99
	$27.92	$27.50	$28.47	$28.34	$28.35	$28.15	$28.44	$28.61	$28.71	$28.62

Name	8/5/2005	8/8/2005	8/9/2005	8/10/2005	8/11/2005	8/12/2005	8/15/2005	8/16/2005	8/17/2005	8/18/2005
Ablin, Marlene Joyce
Alexander, Jane F.							2,500
Anderson, Bradley A.
Anderson, John L.				45,000
Arbaugh, Karl E.
Baggett, Jeffrey L.
Baloun, James
Barnes, Karen A.								5,000
Barry, Joseph Gerard
Bennett, Brandon W.									13,800
Bernsee, Robert W.
Bernstein, Z. Samuel
Bloomer, James			5,000
Brab, Regina				10,000
Bradford, Timothy M	5,000		5,000		5,000				5,000	2,600
Brandorff, Perry O.									30,000
Bruner, Jack E.
Bryant, Ronald Victor			3,000
Cahn, David M.	2,500		8,379
Camferdam, Steven Robert
Campbell, Daniel J.							2,500
Carlson, Thomas D.					25,000	20,446
Carroll, Annette Rosinski
Christiansen, Christofer	38,000								38,109
Clymer, Jeff
Coolley, Nancy E.
Coppock, Melissa Shirk		5,000
Cornwall, Lynn
Corvette, Gail H				30,596
Crandell, Bradford E
Detmer, Edward J.	6,500
Dolezal, Craig							17,500
Doucette, Stephen F.								5,000
Durbala, Michael R.
Eaker, Robert Charles			500						500
Earle, Thomas Warren
Eddington, Thomas L.
Edelstein, Carol M.								600
Egan, Peter S			20,000					30,000
Fisher, Enrique A		22,821
Flint, Tom F.								5,000
Fortosis, David C.				20,711
Franco, Edward E. V.				33,558
Franke, John T.			10,000
Futterman, Ronald Alan			10,000
Gang, Barry S
Grant, Philip D.	3,000
Gray, Stephen Michael

Daily Hewitt Sales Range	$29.05	$29.10	$29.06	$29.10	$28.97	$28.90	$28.85	$28.90	$29.00	$29.19
	$28.57	$28.60	$28.67	$28.80	$28.79	$28.74	$28.51	$28.65	$28.68	$28.66

Name	8/19/2005	8/22/2005	8/23/2005	8/24/2005	8/25/2005	8/26/2005	8/29/2005	8/30/2005	8/31/2005	9/1/2005
Ablin, Marlene Joyce				40,000
Alexander, Jane F.
Anderson, Bradley A.			10,000
Anderson, John L.
Arbaugh, Karl E.						11,000
Baggett, Jeffrey L.
Baloun, James
Barnes, Karen A.
Barry, Joseph Gerard
Bennett, Brandon W.
Bernsee, Robert W.
Bernstein, Z. Samuel
Bloomer, James
Brab, Regina				7,500
Bradford, Timothy M	5,000	5,000		5,000						10,000
Brandorff, Perry O.
Bruner, Jack E.
Bryant, Ronald Victor										3,500
Cahn, David M.
Camferdam, Steven Robert
Campbell, Daniel J.			2,500	2,500				2,500
Carlson, Thomas D.
Carroll, Annette Rosinski				4,000
Christiansen, Christofer
Clymer, Jeff
Coolley, Nancy E.
Coppock, Melissa Shirk
Cornwall, Lynn
Corvette, Gail H
Crandell, Bradford E	15,000
Detmer, Edward J.									6,400	100
Dolezal, Craig
Doucette, Stephen F.
Durbala, Michael R.					2,000
Eaker, Robert Charles				2,500					2,500	2,500
Earle, Thomas Warren
Eddington, Thomas L.
Edelstein, Carol M.
Egan, Peter S
Fisher, Enrique A
Flint, Tom F.
Fortosis, David C.
Franco, Edward E. V.
Franke, John T.
Futterman, Ronald Alan
Gang, Barry S
Grant, Philip D.				3,000
Gray, Stephen Michael	5,000

Daily Hewitt Sales Range	$29.15	$29.16	$28.85	$28.75	$28.50	$29.00	$28.89	$28.50	$28.23	$28.35
	$28.95	$28.93	$28.70	$28.47	$28.27	$28.39	$28.54	$28.08	$27.94	$28.14

Name	9/2/2005	9/6/2005	9/7/2005	9/8/2005	9/9/2005	9/12/2005	9/13/2005	9/14/2005	9/15/2005	9/16/2005
Ablin, Marlene Joyce
Alexander, Jane F.
Anderson, Bradley A.
Anderson, John L.				20,000		15,000
Arbaugh, Karl E.
Baggett, Jeffrey L.	710
Baloun, James
Barnes, Karen A.
Barry, Joseph Gerard							7,800	4,400
Bennett, Brandon W.
Bernsee, Robert W.
Bernstein, Z. Samuel						27,900
Bloomer, James
Brab, Regina
Bradford, Timothy M
Brandorff, Perry O.
Bruner, Jack E.		5,000	47,000
Bryant, Ronald Victor
Cahn, David M.
Camferdam, Steven Robert								3,000
Campbell, Daniel J.
Carlson, Thomas D.
Carroll, Annette Rosinski	3,998
Christiansen, Christofer
Clymer, Jeff
Coolley, Nancy E.
Coppock, Melissa Shirk
Cornwall, Lynn
Corvette, Gail H
Crandell, Bradford E
Detmer, Edward J.
Dolezal, Craig
Doucette, Stephen F.
Durbala, Michael R.
Eaker, Robert Charles
Earle, Thomas Warren		3,000
Eddington, Thomas L.
Edelstein, Carol M.
Egan, Peter S
Fisher, Enrique A
Flint, Tom F.
Fortosis, David C.
Franco, Edward E. V.
Franke, John T.
Futterman, Ronald Alan
Gang, Barry S					5,000			6,600
Grant, Philip D.
Gray, Stephen Michael

Daily Hewitt Sales Range	$28.62	$28.63	$28.37	$28.95	$28.52	$27.69	$27.51	$27.25	$27.33	$27.50
	$28.35	$28.33	$27.91	$27.45	$27.00	$27.27	$26.95	$27.02	$26.92	$27.23
Name	9/19/2005	9/20/2005	9/21/2005	9/22/2005	9/23/2005	9/26/2005	9/27/2005	9/28/2005	9/29/2005	9/30/2005	Number of Class A Shares Sold 8/1 - 9/30
Ablin, Marlene Joyce											40,000
Alexander, Jane F.										2,500	5,000
Anderson, Bradley A.											10,000
Anderson, John L.											80,000
Arbaugh, Karl E.											11,000
Baggett, Jeffrey L.											3,710
Baloun, James	4,000										17,000
Barnes, Karen A.											10,000
Barry, Joseph Gerard											12,200
Bennett, Brandon W.											13,800
Bernsee, Robert W.											10,000
Bernstein, Z. Samuel											27,900
Bloomer, James											5,000
Brab, Regina											17,500
Bradford, Timothy M											62,600
Brandorff, Perry O.											30,000
Bruner, Jack E.											52,000
Bryant, Ronald Victor											6,500
Cahn, David M.											13,379
Camferdam, Steven Robert											3,000
Campbell, Daniel J.											10,000
Carlson, Thomas D.											45,446
Carroll, Annette Rosinski					10,000						17,998
Christiansen, Christofer											76,109
Clymer, Jeff	10,000										10,000
Coolley, Nancy E.											10,000
Coppock, Melissa Shirk											5,000
Cornwall, Lynn											5,000
Corvette, Gail H											30,596
Crandell, Bradford E											15,000
Detmer, Edward J.											13,000
Dolezal, Craig											17,500
Doucette, Stephen F.											10,000
Durbala, Michael R.											2,000
Eaker, Robert Charles	2,500				2,500	10,000					23,500
Earle, Thomas Warren											3,000
Eddington, Thomas L.											3,675
Edelstein, Carol M.											600
Egan, Peter S											145,000
Fisher, Enrique A											25,321
Flint, Tom F.										2,500	7,500
Fortosis, David C.											20,711
Franco, Edward E. V.											33,558
Franke, John T.											10,000
Futterman, Ronald Alan											10,000
Gang, Barry S											11,600
Grant, Philip D.	3,000										9,000
Gray, Stephen Michael											5,000

Daily Hewitt Sales Range	High	$27.94	$27.97	$27.84	$28.15
	Low	$27.57	$27.61	$27.50	$27.74

Name	Date	8/1/2005	8/2/2005	8/2/2005	8/4/2005
Greenbaum, David
Greene, William H.
Guagliardo, Nicolo				7,500
Halleen, Steven J.
Harvey, James J.					1,000
Hasbargen, Donald W			1,000
Hauser, Thomas J.
Hazen, Mary Judd
Henderson, Don Berwell
Hernandez, Javier					2,000
Hiles, Andrew H.
Hilgenberg, Timothy S		2,000
Hill, Michael R.
Hinman, Richard C.
Holland, Daniel J.
Holland, Kimberly					3,500
Hughey, Thomas M		5,000
Hurst, Linda S.
Jacobs, Ari N.
James, Alison A					1,800
James, Ken E
Jones, Allen F.
Jones, Ronald A					2,000
Kelly, James William
Kelly Jr., Vincent J.					5,000
Kenney, Suzanne M.
Kerpan, James P
Kinsley, Heather R.
Klein, Jeffrey					1,000
Knox, Christine M.
Kolb, John
Koralik, Susan K.
Kozak, Gregory J.		750
Krause, Debra W.
Laketek, Maryann					3,000
Lally, Jane F.
LaSorte, Joseph A.
Leone, Robert J.
Leyendecker, Mary A.		1,000			1,000
Lui, Cheryl M.
Maskaleris, Elias R.
Mason II, William L.
Mathews, Donna M
McCane, Steven William					1,181
Corcoran, Maureen Ann
McDonald, Danielle R.
McGhee, James W.		2,000
McGough, James C

Daily Hewitt Sales Range	$28.48	$28.41	$28.90	$28.98	$28.79	$28.58	$28.85	$29.14	$29.14	$28.99
	$27.92	$27.50	$28.47	$28.34	$28.35	$28.15	$28.44	$28.61	$28.71	$28.62

Name	8/5/2005	8/8/2005	8/9/2005	8/10/2005	8/11/2005	8/12/2005	8/15/2005	8/16/2005	8/17/2005	8/18/2005
Greenbaum, David					5,000
Greene, William H.								1,000
Guagliardo, Nicolo
Halleen, Steven J.
Harvey, James J.
Hasbargen, Donald W			5,000				1,000	1,000
Hauser, Thomas J.	2,000
Hazen, Mary Judd		400
Henderson, Don Berwell								1,200
Hernandez, Javier
Hiles, Andrew H.
Hilgenberg, Timothy S
Hill, Michael R.
Hinman, Richard C.								4,207
Holland, Daniel J.
Holland, Kimberly
Hughey, Thomas M			5,000					5,000
Hurst, Linda S.
Jacobs, Ari N.
James, Alison A
James, Ken E			5,000
Jones, Allen F.
Jones, Ronald A			2,000					2,000
Kelly, James William
Kelly Jr., Vincent J.	5,000
Kenney, Suzanne M.
Kerpan, James P		12,832
Kinsley, Heather R.						1,000			1,000
Klein, Jeffrey	1,000		1,000
Knox, Christine M.									10,000
Kolb, John				20,000
Koralik, Susan K.								10,000
Kozak, Gregory J.
Krause, Debra W.			2,000
Laketek, Maryann
Lally, Jane F.
LaSorte, Joseph A.				20,000
Leone, Robert J.			5,000				5,000
Leyendecker, Mary A.	1,000		2,000					1,000
Lui, Cheryl M.
Maskaleris, Elias R.
Mason II, William L.
Mathews, Donna M			5,000					5,000
McCane, Steven William	1,181		2,362	3,705
Corcoran, Maureen Ann				500
McDonald, Danielle R.
McGhee, James W.							4,000
McGough, James C										5,000

Daily Hewitt Sales Range	$29.05	$29.10	$29.06	$29.10	$28.97	$28.90	$28.85	$28.90	$29.00	$29.19
	$28.57	$28.60	$28.67	$28.80	$28.79	$28.74	$28.51	$28.65	$28.68	$28.66

Name	8/19/2005	8/22/2005	8/23/2005	8/24/2005	8/25/2005	8/26/2005	8/29/2005	8/30/2005	8/31/2005	9/1/2005
Greenbaum, David
Greene, William H.
Guagliardo, Nicolo
Halleen, Steven J.
Harvey, James J.		1,000				1,000
Hasbargen, Donald W	2,000		1,000		1,000				5,000
Hauser, Thomas J.
Hazen, Mary Judd	3,500
Henderson, Don Berwell
Hernandez, Javier
Hiles, Andrew H.
Hilgenberg, Timothy S
Hill, Michael R.				15,000
Hinman, Richard C.
Holland, Daniel J.
Holland, Kimberly
Hughey, Thomas M				5,000					5,000
Hurst, Linda S.							12,505
Jacobs, Ari N.
James, Alison A
James, Ken E
Jones, Allen F.					22,800	9,400		100
Jones, Ronald A										2,000
Kelly, James William
Kelly Jr., Vincent J.
Kenney, Suzanne M.
Kerpan, James P
Kinsley, Heather R.									1,000
Klein, Jeffrey
Knox, Christine M.
Kolb, John
Koralik, Susan K.
Kozak, Gregory J.										750
Krause, Debra W.
Laketek, Maryann
Lally, Jane F.
LaSorte, Joseph A.
Leone, Robert J.
Leyendecker, Mary A.
Lui, Cheryl M.			20,000						2,409
Maskaleris, Elias R.										12,562
Mason II, William L.
Mathews, Donna M
McCane, Steven William
Corcoran, Maureen Ann	500
McDonald, Danielle R.			15,000
McGhee, James W.			2,000
McGough, James C

Daily Hewitt Sales Range	$29.15	$29.16	$28.85	$28.75	$28.50	$29.00	$28.89	$28.50	$28.23	$28.35
	$28.95	$28.93	$28.70	$28.47	$28.27	$28.39	$28.54	$28.08	$27.94	$28.14

Name	9/2/2005	9/6/2005	9/7/2005	9/8/2005	9/9/2005	9/12/2005	9/13/2005	9/14/2005	9/15/2005	9/16/2005
Greenbaum, David
Greene, William H.
Guagliardo, Nicolo
Halleen, Steven J.	25,000
Harvey, James J.						1,000
Hasbargen, Donald W			1,000		1,000				1,000
Hauser, Thomas J.
Hazen, Mary Judd						3,500
Henderson, Don Berwell
Hernandez, Javier
Hiles, Andrew H.									384
Hilgenberg, Timothy S
Hill, Michael R.
Hinman, Richard C.
Holland, Daniel J.							10,000
Holland, Kimberly
Hughey, Thomas M			5,000						5,000
Hurst, Linda S.
Jacobs, Ari N.						10,000
James, Alison A
James, Ken E
Jones, Allen F.
Jones, Ronald A						1,000
Kelly, James William						9,000
Kelly Jr., Vincent J.
Kenney, Suzanne M.								70,000
Kerpan, James P
Kinsley, Heather R.
Klein, Jeffrey
Knox, Christine M.
Kolb, John
Koralik, Susan K.
Kozak, Gregory J.
Krause, Debra W.
Laketek, Maryann					4,000
Lally, Jane F.						14,231
LaSorte, Joseph A.					25,000
Leone, Robert J.
Leyendecker, Mary A.
Lui, Cheryl M.
Maskaleris, Elias R.
Mason II, William L.									15,483
Mathews, Donna M
McCane, Steven William
Corcoran, Maureen Ann	200
McDonald, Danielle R.
McGhee, James W.
McGough, James C

Daily Hewitt Sales Range	$28.62	$28.63	$28.37	$28.95	$28.52	$27.69	$27.51	$27.25	$27.33	$27.50
	$28.35	$28.33	$27.91	$27.45	$27.00	$27.27	$26.95	$27.02	$26.92	$27.23

Name	9/19/2005	9/20/2005	9/21/2005	9/22/2005	9/23/2005	9/26/2005	9/27/2005	9/28/2005	9/29/2005	9/30/2005	Number of Class A Shares Sold 8/1 - 9/30
Greenbaum, David											5,000
Greene, William H.											1,000
Guagliardo, Nicolo											7,500
Halleen, Steven J.											25,000
Harvey, James J.										1,000	5,000
Hasbargen, Donald W		1,000							1,000		22,000
Hauser, Thomas J.											2,000
Hazen, Mary Judd											7,400
Henderson, Don Berwell											1,200
Hernandez, Javier											2,000
Hiles, Andrew H.											384
Hilgenberg, Timothy S											2,000
Hill, Michael R.											15,000
Hinman, Richard C.											4,207
Holland, Daniel J.											10,000
Holland, Kimberly											3,500
Hughey, Thomas M			5,000				5,000				45,000
Hurst, Linda S.											12,505
Jacobs, Ari N.											10,000
James, Alison A											1,800
James, Ken E											5,000
Jones, Allen F.											32,300
Jones, Ronald A											9,000
Kelly, James William											9,000
Kelly Jr., Vincent J.					10,000					10,000	30,000
Kenney, Suzanne M.											70,000
Kerpan, James P											12,832
Kinsley, Heather R.											3,000
Klein, Jeffrey											3,000
Knox, Christine M.											10,000
Kolb, John											20,000
Koralik, Susan K.											10,000
Kozak, Gregory J.											1,500
Krause, Debra W.											2,000
Laketek, Maryann											7,000
Lally, Jane F.											14,231
LaSorte, Joseph A.											45,000
Leone, Robert J.					1,000						11,000
Leyendecker, Mary A.											6,000
Lui, Cheryl M.											22,409
Maskaleris, Elias R.											12,562
Mason II, William L.											15,483
Mathews, Donna M											10,000
McCane, Steven William											8,429
Corcoran, Maureen Ann											1,200
McDonald, Danielle R.											15,000
McGhee, James W.											8,000
McGough, James C											5,000

Daily Hewitt Sales Range	High	$27.94	$27.97	$27.84	$28.15
	Low	$27.57	$27.61	$27.50	$27.74

Name	Date	8/1/2005	8/2/2005	8/2/2005	8/4/2005
Millson, Scott A.
Moran Jr., John
Moreland, Mary K.
Morgan, Pamela Dale
Muench, Carol
Nunes, Jane Ann
O’Connor, John R.
Oshima, Mark Masao
Padula, Matt					1,000
Papantonis, Perry C.					1,168
Parrish, Norman W.
Pellettieri, Karen M.		1,000
Penter, Robert L.
Peterson, Larry W.
Pierce, David
Quenan, Patrick W.
Raffety, David Keith					5,000
Ramsey, E. Stephen
Reichenbach, Lee Donna
Rieger Jr., Leon
Romanchek, Robert A.
Roof, Timothy C.
Ross, Peter E.
Ruth, Linda Cushman					3,000
Santos Jr., Alberto
Sartain, Keith T.
Vaccari, Margee S.
Schardt, Michael Alan
Schippers, Norman					1,000
Schmitz, Thomas L.
Seltz, Christine A.
Shaul, Matthew
Smith, Bradley					2,000
Sorensen, Michael			500		10,695
Sorrentino, Anthony S
Steinberg, Allen Terry
Tate, Robert
Tenner, Leonard R.					1,700
Tobin, Harold B.					2,000
Tucker, Larry John
Vaccari, Thomas S.
Valentine, Lawrence V.
VanThournout, Richard A.					1,000
Verseman, David W.					5,000
Visus, Deborah A.
Wagner, Stephen B		1,000
Watkins, Eric M.
Watson, Laura M

Daily Hewitt Sales Range	$28.48	$28.41	$28.90	$28.98	$28.79	$28.58	$28.85	$29.14	$29.14	$28.99
	$27.92	$27.50	$28.47	$28.34	$28.35	$28.15	$28.44	$28.61	$28.71	$28.62

Name	8/5/2005	8/8/2005	8/9/2005	8/10/2005	8/11/2005	8/12/2005	8/15/2005	8/16/2005	8/17/2005	8/18/2005
Millson, Scott A.
Moran Jr., John						750
Moreland, Mary K.								5,000
Morgan, Pamela Dale
Muench, Carol
Nunes, Jane Ann
O’Connor, John R.								10,000
Oshima, Mark Masao								2,000
Padula, Matt			1,000					5,000
Papantonis, Perry C.
Parrish, Norman W.								10,000
Pellettieri, Karen M.
Penter, Robert L.
Peterson, Larry W.			1,300
Pierce, David
Quenan, Patrick W.
Raffety, David Keith
Ramsey, E. Stephen
Reichenbach, Lee Donna
Rieger Jr., Leon
Romanchek, Robert A.
Roof, Timothy C.								10,000
Ross, Peter E.
Ruth, Linda Cushman								3,000
Santos Jr., Alberto								10,000
Sartain, Keith T.		1,000
Vaccari, Margee S.
Schardt, Michael Alan
Schippers, Norman
Schmitz, Thomas L.	1,000		14,000	10,000
Seltz, Christine A.			5,000
Shaul, Matthew				24,878
Smith, Bradley
Sorensen, Michael
Sorrentino, Anthony S		2,000
Steinberg, Allen Terry									5,000
Tate, Robert
Tenner, Leonard R.
Tobin, Harold B.			2,000					1,500
Tucker, Larry John
Vaccari, Thomas S.
Valentine, Lawrence V.
VanThournout, Richard A.						1,000
Verseman, David W.	5,000
Visus, Deborah A.										5,000
Wagner, Stephen B		1,000					1,000
Watkins, Eric M.
Watson, Laura M		2,000

Daily Hewitt Sales Range	$29.05	$29.10	$29.06	$29.10	$28.97	$28.90	$28.85	$28.90	$29.00	$29.19
	$28.57	$28.60	$28.67	$28.80	$28.79	$28.74	$28.51	$28.65	$28.68	$28.66

Name	8/19/2005	8/22/2005	8/23/2005	8/24/2005	8/25/2005	8/26/2005	8/29/2005	8/30/2005	8/31/2005	9/1/2005
Millson, Scott A.	5,400
Moran Jr., John					1,500
Moreland, Mary K.
Morgan, Pamela Dale
Muench, Carol									4,000
Nunes, Jane Ann									30,000
O’Connor, John R.
Oshima, Mark Masao
Padula, Matt			2,000							2,000
Papantonis, Perry C.
Parrish, Norman W.
Pellettieri, Karen M.			2,000
Penter, Robert L.			385
Peterson, Larry W.										1,000
Pierce, David
Quenan, Patrick W.								6,876	1,000	2,000
Raffety, David Keith
Ramsey, E. Stephen								8,100	1,900
Reichenbach, Lee Donna								14,000
Rieger Jr., Leon		10,000
Romanchek, Robert A.
Roof, Timothy C.
Ross, Peter E.				2,000
Ruth, Linda Cushman
Santos Jr., Alberto			10,000						10,000
Sartain, Keith T.										1,000
Vaccari, Margee S.
Schardt, Michael Alan
Schippers, Norman
Schmitz, Thomas L.
Seltz, Christine A.
Shaul, Matthew
Smith, Bradley
Sorensen, Michael
Sorrentino, Anthony S
Steinberg, Allen Terry
Tate, Robert				1,000
Tenner, Leonard R.							10,000		10,000
Tobin, Harold B.
Tucker, Larry John
Vaccari, Thomas S.
Valentine, Lawrence V.	1,000
VanThournout, Richard A.			1,000
Verseman, David W.									1,000
Visus, Deborah A.
Wagner, Stephen B		1,000					1,000
Watkins, Eric M.
Watson, Laura M							1,000

Daily Hewitt Sales Range	$29.15	$29.16	$28.85	$28.75	$28.50	$29.00	$28.89	$28.50	$28.23	$28.35
	$28.95	$28.93	$28.70	$28.47	$28.27	$28.39	$28.54	$28.08	$27.94	$28.14

Name	9/2/2005	9/6/2005	9/7/2005	9/8/2005	9/9/2005	9/12/2005	9/13/2005	9/14/2005	9/15/2005	9/16/2005
Millson, Scott A.
Moran Jr., John
Moreland, Mary K.
Morgan, Pamela Dale			6,000
Muench, Carol
Nunes, Jane Ann
O’Connor, John R.
Oshima, Mark Masao
Padula, Matt
Papantonis, Perry C.
Parrish, Norman W.
Pellettieri, Karen M.						300
Penter, Robert L.
Peterson, Larry W.
Pierce, David						8,500
Quenan, Patrick W.						2,000
Raffety, David Keith
Ramsey, E. Stephen
Reichenbach, Lee Donna
Rieger Jr., Leon
Romanchek, Robert A.
Roof, Timothy C.
Ross, Peter E.
Ruth, Linda Cushman
Santos Jr., Alberto
Sartain, Keith T.
Vaccari, Margee S.
Schardt, Michael Alan						5,000
Schippers, Norman
Schmitz, Thomas L.
Seltz, Christine A.
Shaul, Matthew
Smith, Bradley
Sorensen, Michael
Sorrentino, Anthony S
Steinberg, Allen Terry	5,000
Tate, Robert
Tenner, Leonard R.	5,000
Tobin, Harold B.
Tucker, Larry John									80,000
Vaccari, Thomas S.							11,500
Valentine, Lawrence V.
VanThournout, Richard A.
Verseman, David W.
Visus, Deborah A.
Wagner, Stephen B		1,000				1,000
Watkins, Eric M.	27,191
Watson, Laura M	1,000

Daily Hewitt Sales Range	$28.62	$28.63	$28.37	$28.95	$28.52	$27.69	$27.51	$27.25	$27.33	$27.50
	$28.35	$28.33	$27.91	$27.45	$27.00	$27.27	$26.95	$27.02	$26.92	$27.23

Name	9/19/2005	9/20/2005	9/21/2005	9/22/2005	9/23/2005	9/26/2005	9/27/2005	9/28/2005	9/29/2005	9/30/2005	Number of Class A Shares Sold 8/1 - 9/30
Millson, Scott A.											5,400
Moran Jr., John	900										3,150
Moreland, Mary K.											5,000
Morgan, Pamela Dale											6,000
Muench, Carol											4,000
Nunes, Jane Ann											30,000
O’Connor, John R.											10,000
Oshima, Mark Masao											2,000
Padula, Matt											11,000
Papantonis, Perry C.											1,168
Parrish, Norman W.											10,000
Pellettieri, Karen M.											3,300
Penter, Robert L.											385
Peterson, Larry W.											2,300
Pierce, David											8,500
Quenan, Patrick W.											11,876
Raffety, David Keith											5,000
Ramsey, E. Stephen											10,000
Reichenbach, Lee Donna											14,000
Rieger Jr., Leon											10,000
Romanchek, Robert A.									3,000		3,000
Roof, Timothy C.											10,000
Ross, Peter E.											2,000
Ruth, Linda Cushman											6,000
Santos Jr., Alberto											30,000
Sartain, Keith T.											2,000
Vaccari, Margee S.								12,000			12,000
Schardt, Michael Alan											5,000
Schippers, Norman											1,000
Schmitz, Thomas L.											25,000
Seltz, Christine A.											5,000
Shaul, Matthew											24,878
Smith, Bradley											2,000
Sorensen, Michael											11,195
Sorrentino, Anthony S						3,000					5,000
Steinberg, Allen Terry											10,000
Tate, Robert											1,000
Tenner, Leonard R.											26,700
Tobin, Harold B.											5,500
Tucker, Larry John											80,000
Vaccari, Thomas S.											11,500
Valentine, Lawrence V.											1,000
VanThournout, Richard A.											3,000
Verseman, David W.					2,000						13,000
Visus, Deborah A.											5,000
Wagner, Stephen B							1,000				8,000
Watkins, Eric M.											27,191
Watson, Laura M	1,000										5,000

Daily Hewitt Sales Range	High	$27.94	$27.97	$27.84	$28.15
	Low	$27.57	$27.61	$27.50	$27.74

Name	Date	8/1/2005	8/2/2005	8/2/2005	8/4/2005
Waymel, Colleen Austin
Waymel, Raymond J.
Weaver Jr, Pearce R.
Westervelt, Arthur Lee
Whinfrey, Judith A.
Whitney Jr., Mark S.
Wilen, Robert E.
Winkler, Kerstin			350
Wise, Christi Rager
Witkowski, Wayne E.
Woldridge, Scott M.
Woodrum, James D.
Wunsch, Gerald E.				2,000
Yamamoto, Dale H
Young, William G.					15,000
Zadell, William R.
Zimmer, Jane E
Zimmerman, Ross
Bennett, Michael John
Byron, Linda
Koo, James
Lloyd, Ronald Rhys
Sanders, John B.
Shakeel, Mazen A.					2,000
Shapira, Allan
Kapahi, Naveen
Wooding, Shelley A.
Conilh de Beyssac, Thierry
Reschke, Karin
Shimizu, Tomo
Goudriaan, Robert
Miller, Lisa
Osrin, Neville P
Boerner, Peter R			1,000
Cromer, Richard B
Delahanty, Edward L
Eads, Jack W.
Fixmer, John P				5,500
Gardner, John D.
Istnick, Robert L
Lindberg, Kenneth W		500
Osicka, Charles J			10,900	19,100
Ready, Robert D
Stewart, Curtis W			1,000
Clarke, Brenda		1,000	4,000
Patrick, Victor Phillip
Thorpe, Elizabeth Patrick			900
Ruth, Lloyd

Daily Hewitt Sales Range	$28.48	$28.41	$28.90	$28.98	$28.79	$28.58	$28.85	$29.14	$29.14	$28.99
	$27.92	$27.50	$28.47	$28.34	$28.35	$28.15	$28.44	$28.61	$28.71	$28.62

Name	8/5/2005	8/8/2005	8/9/2005	8/10/2005	8/11/2005	8/12/2005	8/15/2005	8/16/2005	8/17/2005	8/18/2005
Waymel, Colleen Austin						1,500
Waymel, Raymond J.						500
Weaver Jr, Pearce R.							1,000
Westervelt, Arthur Lee
Whinfrey, Judith A.		10,000
Whitney Jr., Mark S.							1,000
Wilen, Robert E.						1,000		1,000
Winkler, Kerstin
Wise, Christi Rager
Witkowski, Wayne E.		2,000					1,000		1,000
Woldridge, Scott M.							2,000			400
Woodrum, James D.	5,000
Wunsch, Gerald E.		2,000
Yamamoto, Dale H
Young, William G.
Zadell, William R.
Zimmer, Jane E					500				500
Zimmerman, Ross
Bennett, Michael John
Byron, Linda										2,500
Koo, James
Lloyd, Ronald Rhys								4,200	13,800
Sanders, John B.
Shakeel, Mazen A.
Shapira, Allan								15,000
Kapahi, Naveen	2,000
Wooding, Shelley A.					3,500
Conilh de Beyssac, Thierry
Reschke, Karin
Shimizu, Tomo
Goudriaan, Robert
Miller, Lisa								10,000
Osrin, Neville P	10,000
Boerner, Peter R
Cromer, Richard B
Delahanty, Edward L
Eads, Jack W.										700
Fixmer, John P					1,750		500
Gardner, John D.	3,000
Istnick, Robert L								1,000
Lindberg, Kenneth W
Osicka, Charles J
Ready, Robert D									30,000
Stewart, Curtis W			2,000				1,000	1,000
Clarke, Brenda			1,000
Patrick, Victor Phillip		1,000
Thorpe, Elizabeth Patrick	600		600
Ruth, Lloyd		10,000	10,000

Daily Hewitt Sales Range	$29.05	$29.10	$29.06	$29.10	$28.97	$28.90	$28.85	$28.90	$29.00	$29.19
	$28.57	$28.60	$28.67	$28.80	$28.79	$28.74	$28.51	$28.65	$28.68	$28.66

Name	8/19/2005	8/22/2005	8/23/2005	8/24/2005	8/25/2005	8/26/2005	8/29/2005	8/30/2005	8/31/2005	9/1/2005
Waymel, Colleen Austin
Waymel, Raymond J.
Weaver Jr, Pearce R.					500
Westervelt, Arthur Lee				2,000
Whinfrey, Judith A.
Whitney Jr., Mark S.
Wilen, Robert E.
Winkler, Kerstin
Wise, Christi Rager
Witkowski, Wayne E.			1,000						1,000
Woldridge, Scott M.		1,600	2,000					1,000		1,500
Woodrum, James D.
Wunsch, Gerald E.
Yamamoto, Dale H										1,000
Young, William G.
Zadell, William R.	3,000
Zimmer, Jane E				1,000					500
Zimmerman, Ross
Bennett, Michael John
Byron, Linda
Koo, James										10,000
Lloyd, Ronald Rhys										10,000
Sanders, John B.									6,000
Shakeel, Mazen A.
Shapira, Allan
Kapahi, Naveen
Wooding, Shelley A.
Conilh de Beyssac, Thierry
Reschke, Karin						2,000
Shimizu, Tomo
Goudriaan, Robert		3,000
Miller, Lisa
Osrin, Neville P
Boerner, Peter R							400	9,600
Cromer, Richard B
Delahanty, Edward L									20,000
Eads, Jack W.									2,500
Fixmer, John P
Gardner, John D.
Istnick, Robert L										1,000
Lindberg, Kenneth W										500
Osicka, Charles J
Ready, Robert D
Stewart, Curtis W	2,000			2,000			2,000			1,000
Clarke, Brenda
Patrick, Victor Phillip								4,000	1,000
Thorpe, Elizabeth Patrick
Ruth, Lloyd

Daily Hewitt Sales Range	$29.15	$29.16	$28.85	$28.75	$28.50	$29.00	$28.89	$28.50	$28.23	$28.35
	$28.95	$28.93	$28.70	$28.47	$28.27	$28.39	$28.54	$28.08	$27.94	$28.14

Name	9/2/2005	9/6/2005	9/7/2005	9/8/2005	9/9/2005	9/12/2005	9/13/2005	9/14/2005	9/15/2005	9/16/2005
Waymel, Colleen Austin
Waymel, Raymond J.
Weaver Jr, Pearce R.							2,000
Westervelt, Arthur Lee	2,000				2,000
Whinfrey, Judith A.
Whitney Jr., Mark S.
Wilen, Robert E.							2,000
Winkler, Kerstin
Wise, Christi Rager						500
Witkowski, Wayne E.					1,000	1,000
Woldridge, Scott M.						2,000
Woodrum, James D.
Wunsch, Gerald E.
Yamamoto, Dale H		1,000
Young, William G.
Zadell, William R.
Zimmer, Jane E
Zimmerman, Ross
Bennett, Michael John							12,000
Byron, Linda
Koo, James
Lloyd, Ronald Rhys						10,000	10,000
Sanders, John B.
Shakeel, Mazen A.
Shapira, Allan
Kapahi, Naveen
Wooding, Shelley A.
Conilh de Beyssac, Thierry					10,000
Reschke, Karin
Shimizu, Tomo
Goudriaan, Robert
Miller, Lisa
Osrin, Neville P
Boerner, Peter R
Cromer, Richard B			4,505
Delahanty, Edward L
Eads, Jack W.
Fixmer, John P
Gardner, John D.
Istnick, Robert L
Lindberg, Kenneth W
Osicka, Charles J
Ready, Robert D
Stewart, Curtis W
Clarke, Brenda
Patrick, Victor Phillip
Thorpe, Elizabeth Patrick
Ruth, Lloyd

Daily Hewitt Sales Range	$28.62	$28.63	$28.37	$28.95	$28.52	$27.69	$27.51	$27.25	$27.33	$27.50
	$28.35	$28.33	$27.91	$27.45	$27.00	$27.27	$26.95	$27.02	$26.92	$27.23

Name	9/19/2005	9/20/2005	9/21/2005	9/22/2005	9/23/2005	9/26/2005	9/27/2005	9/28/2005	9/29/2005	9/30/2005	Number of Class A Shares Sold 8/1 - 9/30
Waymel, Colleen Austin											1,500
Waymel, Raymond J.											500
Weaver Jr, Pearce R.											3,500
Westervelt, Arthur Lee		800	2,000							1,000	9,800
Whinfrey, Judith A.											10,000
Whitney Jr., Mark S.											1,000
Wilen, Robert E.											4,000
Winkler, Kerstin											350
Wise, Christi Rager											500
Witkowski, Wayne E.											8,000
Woldridge, Scott M.											10,500
Woodrum, James D.											5,000
Wunsch, Gerald E.											4,000
Yamamoto, Dale H											2,000
Young, William G.											15,000
Zadell, William R.											3,000
Zimmer, Jane E											2,500
Zimmerman, Ross							5,666				5,666
Bennett, Michael John											12,000
Byron, Linda											2,500
Koo, James											10,000
Lloyd, Ronald Rhys											48,000
Sanders, John B.											6,000
Shakeel, Mazen A.											2,000
Shapira, Allan											15,000
Kapahi, Naveen											2,000
Wooding, Shelley A.											3,500
Conilh de Beyssac, Thierry											10,000
Reschke, Karin											2,000
Shimizu, Tomo							1,000				1,000
Goudriaan, Robert											3,000
Miller, Lisa											10,000
Osrin, Neville P											10,000
Boerner, Peter R											11,000
Cromer, Richard B					4,600						9,105
Delahanty, Edward L											20,000
Eads, Jack W.											3,200
Fixmer, John P											7,750
Gardner, John D.									5,000		8,000
Istnick, Robert L											2,000
Lindberg, Kenneth W											1,000
Osicka, Charles J											30,000
Ready, Robert D											30,000
Stewart, Curtis W											12,000
Clarke, Brenda											6,000
Patrick, Victor Phillip											6,000
Thorpe, Elizabeth Patrick											2,100
Ruth, Lloyd											20,000

Daily Hewitt Sales Range	High	$27.94	$27.97	$27.84	$28.15
	Low	$27.57	$27.61	$27.50	$27.74

Name	Date	8/1/2005	8/2/2005	8/2/2005	8/4/2005
Sandy Shippers Trust
Weaver, Trinda N.
Richard W. Davids Declaration of Trust					2,000
Renee F. Hochberg Living Trust
Hutson Family Limited Partnership					1,000
Francis B. McArdle Revocable Living Trust
Nancy Lynn Pallerino Trust
Thomas Paine and Teresa Norton Revocable Trust
The Peterson Family Trust
Roque, Francisco A. 1999 Living Trust					1,750
Mary Lynn Eubanks Living Trust
Schwehr, Kathleen M.					20,000
Smith Family Trust
Steinberg Revocable Trust
Leonard Tenner Revocable Trust
The Dorothy J. Weaver Trust
Westwood, Jerry R trust		500
Thomas E. Wood Revocable Trust
Luanne Wolf Revocable Trust
Osrin, Lillian Terry
Johnston, Michael L. Declaration of Trust

Daily Hewitt Sales Range	$28.48	$28.41	$28.90	$28.98	$28.79	$28.58	$28.85	$29.14	$29.14	$28.99
	$27.92	$27.50	$28.47	$28.34	$28.35	$28.15	$28.44	$28.61	$28.71	$28.62

Name	8/5/2005	8/8/2005	8/9/2005	8/10/2005	8/11/2005	8/12/2005	8/15/2005	8/16/2005	8/17/2005	8/18/2005
Sandy Shippers Trust
Weaver, Trinda N.			2,500					5,000
Richard W. Davids Declaration of Trust			2,000
Renee F. Hochberg Living Trust				10,000
Hutson Family Limited Partnership		1,000		500
Francis B. McArdle Revocable Living Trust	3,000							6,000
Nancy Lynn Pallerino Trust
Thomas Paine and Teresa Norton Revocable Trust
The Peterson Family Trust	4,000
Roque, Francisco A. 1999 Living Trust
Mary Lynn Eubanks Living Trust								1,750
Schwehr, Kathleen M.
Smith Family Trust
Steinberg Revocable Trust
Leonard Tenner Revocable Trust
The Dorothy J. Weaver Trust
Westwood, Jerry R trust		500					500
Thomas E. Wood Revocable Trust
Luanne Wolf Revocable Trust
Osrin, Lillian Terry
Johnston, Michael L. Declaration of Trust

Daily Hewitt Sales Range	$29.05	$29.10	$29.06	$29.10	$28.97	$28.90	$28.85	$28.90	$29.00	$29.19
	$28.57	$28.60	$28.67	$28.80	$28.79	$28.74	$28.51	$28.65	$28.68	$28.66

Name	8/19/2005	8/22/2005	8/23/2005	8/24/2005	8/25/2005	8/26/2005	8/29/2005	8/30/2005	8/31/2005	9/1/2005
Sandy Shippers Trust
Weaver, Trinda N.
Richard W. Davids Declaration of Trust	2,000
Renee F. Hochberg Living Trust
Hutson Family Limited Partnership
Francis B. McArdle Revocable Living Trust
Nancy Lynn Pallerino Trust									43,000	5,002
Thomas Paine and Teresa Norton Revocable Trust
The Peterson Family Trust
Roque, Francisco A. 1999 Living Trust
Mary Lynn Eubanks Living Trust
Schwehr, Kathleen M.
Smith Family Trust
Steinberg Revocable Trust									8,000
Leonard Tenner Revocable Trust									10,000
The Dorothy J. Weaver Trust									15,900
Westwood, Jerry R trust		500					500			500
Thomas E. Wood Revocable Trust			8,235
Luanne Wolf Revocable Trust
Osrin, Lillian Terry
Johnston, Michael L. Declaration of Trust	900	9,100

Daily Hewitt Sales Range	$29.15	$29.16	$28.85	$28.75	$28.50	$29.00	$28.89	$28.50	$28.23	$28.35
	$28.95	$28.93	$28.70	$28.47	$28.27	$28.39	$28.54	$28.08	$27.94	$28.14

Name	9/2/2005	9/6/2005	9/7/2005	9/8/2005	9/9/2005	9/12/2005	9/13/2005	9/14/2005	9/15/2005	9/16/2005
Sandy Shippers Trust						1,000
Weaver, Trinda N.
Richard W. Davids Declaration of Trust
Renee F. Hochberg Living Trust						10,000
Hutson Family Limited Partnership						1,000
Francis B. McArdle Revocable Living Trust
Nancy Lynn Pallerino Trust
Thomas Paine and Teresa Norton Revocable Trust						35,000
The Peterson Family Trust				5,000		5,000
Roque, Francisco A. 1999 Living Trust
Mary Lynn Eubanks Living Trust
Schwehr, Kathleen M.	20,000
Smith Family Trust						10,000
Steinberg Revocable Trust					8,000
Leonard Tenner Revocable Trust
The Dorothy J. Weaver Trust					12,000	12,000
Westwood, Jerry R trust		1,000				1,000
Thomas E. Wood Revocable Trust
Luanne Wolf Revocable Trust					3,500	800
Osrin, Lillian Terry
Johnston, Michael L. Declaration of Trust

Daily Hewitt Sales Range	$28.62	$28.63	$28.37	$28.95	$28.52	$27.69	$27.51	$27.25	$27.33	$27.50
	$28.35	$28.33	$27.91	$27.45	$27.00	$27.27	$26.95	$27.02	$26.92	$27.23

Name	9/19/2005	9/20/2005	9/21/2005	9/22/2005	9/23/2005	9/26/2005	9/27/2005	9/28/2005	9/29/2005	9/30/2005	Number of Class A Shares Sold 8/1 - 9/30
Sandy Shippers Trust											1,000
Weaver, Trinda N.											7,500
Richard W. Davids Declaration of Trust											6,000
Renee F. Hochberg Living Trust											20,000
Hutson Family Limited Partnership		500									4,000
Francis B. McArdle Revocable Living Trust											9,000
Nancy Lynn Pallerino Trust											48,002
Thomas Paine and Teresa Norton Revocable Trust											35,000
The Peterson Family Trust											14,000
Roque, Francisco A. 1999 Living Trust											1,750
Mary Lynn Eubanks Living Trust											1,750
Schwehr, Kathleen M.											40,000
Smith Family Trust											10,000
Steinberg Revocable Trust	8,000										24,000
Leonard Tenner Revocable Trust											10,000
The Dorothy J. Weaver Trust		12,000									51,900
Westwood, Jerry R trust	2,000										7,000
Thomas E. Wood Revocable Trust											8,235
Luanne Wolf Revocable Trust											4,300
Osrin, Lillian Terry									9,000		9,000
Johnston, Michael L. Declaration of Trust											10,000